Mail Stop 6010

March 6, 2009

Gerald T. Proehl
President and Chief Executive Officer
Santaurus Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130

Re: Santaurus, Inc.
        Registration Statement on Form S-3
        Filed January 20, 2009
        Supplemental Response filed February 26, 2009
        File No. 333-1568-6

Dear Mr. ProehL

We have limited our review of your filing to those issues we have addressed in our
comments. Where indicated, we think you should revise your document in response to
these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 and are not willing to extend the position
    described in Compliance and Disclosure Interpretation 116.01, formerly known as
    Item 22 of the Division of Corporation Finance's Manual of Publicly Available

Telephone Interpretations for Securities Act Form S-3. The position described in this interpretation applies to earnout shares to be issued in connection with a merger. It does not apply to all contingent payments that may be issued using the Registrant's shares. As the 4,300,000 shares you are attempting to register are not earnout shares to be issued in connection with a merger, this interpretation does not apply.

Similarly, Item 53 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations for Securities Act S-3, published July 1997 does not apply. This interpretation is intended clarify that the staff will consider the investor's unaffiliated status and holding period when determining whether a transaction is a primary offering or a secondary offering and whether it can be registered on Form S-3. In the situation described in the interpretation the investor holds warrants and convertible preferred stock. The Division has permitted the registration of the resale of shares underlying convertible securities. Since the shares you are attempting to register on this registration statement are not shares underlying convertible securities and whether the transaction should be considered a primary or secondary offering is not at issue, this interpretation does not apply.

Therefore, the 4,300,000 shares that you may issue to Cosmo upon the achievement of milestones may not be registered at this time. Please remove them from your registration statement. You may register the resale of these shares after the shares have been issued.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Rosenthall at (202) 551-3674, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott N. Wolfe
       Latham & Watkins LLP
       12636 High Bluff Drive, Suite 400
       San Diego, CA 92130